

02007309

SO 3/5/02

R 3/5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2002
WASH. D.C.
365
SECTION

SEC FILE NUMBER
8-038387 48226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III 617-832-8600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion. is contained in this Report*

Kanter Troy Orleans & Wexler LLP
(Name - if individual, state last, first, middle name)

109 State Street (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

R 3/14

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified, soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Sheryl L. Thiboutot
NOTARY PUBLIC
My commission expires July 24, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).



KANTER TROY ORLEANS & WEXLER LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Chestnut Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Chestnut Securities, Inc. as of December 31, 2001, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kanter Troy Orleans + Wexler LLP

January 28, 2002

109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-038387
FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES FOR THE YEAR ENDED
DECEMBER 31, 2001

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

DECEMBER 31, 2001

CONTENTS

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 25,640
Securities not readily marketable	33,100
	$ 58,740

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ -
Shareholder's equity:	
Common stock, no par; 1,000 shares authorized;	
380 shares issued and outstanding	102
Additional paid-in capital	121,000
Deficit	(62,362)
Total shareholder's equity	58,740
	$ 58,740

See notes to financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Investment and success fees	$107,500
Interest income	1,868
Total revenue	109,368
Expenses:	
Administrative expenses	82,858
Insurance and bonding	460
Legal and accounting	5,942
Regulatory fees and expenses	5,777
Total expenses	95,037
Net income	$ 14,331

See notes to financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 14,331
Adjustments to reconcile net income to net cash provided by operating activities:	
Total adjustments	-
Net cash provided by operating activities	14,331
Cash flows from investing activities	-
Cash flows from financing activities:	
Distribution to shareholder	(45,000)
Net cash used in financing activities	(45,000)
Net decrease in cash and cash equivalents	(30,699)
Cash and cash equivalents, beginning of year	56,309
Cash and cash equivalents, end of year	$ 25,640

Supplemental disclosures of cash flow information:

Noncash investing activities:

During 2001, funds in the amount of $29,800 held in escrow for the private placement purchase of 1,000 shares of common stock and 1,200 warrants to purchase common stock ("securities") were released and the securities were acquired.

See notes to financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock				
	Number of shares	Amount	Additional paid-in capital	Deficit	Total shareholder's equity
January 1, 2001	380	$102	$121,000	($31,693)	$89,409
Net income	-	-	-	14,331	14,331
Distribution to shareholder	-	-	-	(45,000)	(45,000)
December 31, 2001	380	$102	$121,000	($62,362)	$58,740

See notes to financial statements.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of significant accounting policies:

Nature of business

Chestnut Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The Company intends to sell securities, principally for clients of a related organization, Chestnut Partners, Inc., which provides financial consulting services.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities

Securities for which exchange quotations are readily available are valued at the last sales price, or if no current sales price exists, at the closing bid price. Securities for which exchange quotations are not readily available are valued using dealer-supplied valuation or at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Company's management.

It is the Company's accounting policy to not recognize as an asset or as income the value of any shares that arise from a merchant banking transaction and that are in escrow, until all conditions of the escrow agreement have been fulfilled and the shares released.

Income taxes

The Company elected to be treated as an "S" Corporation for income tax purposes and the sole shareholder has consented to include the Company's income or loss in his individual income tax return.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001

1. Summary of significant accounting policies (continued):

Statement of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as money market funds and highly liquid investments, with original maturities of ninety days or less, that are not held for sale in the ordinary course of business.

2. Securities not readily marketable:

In 2001, funds held in escrow to purchase securities not readily marketable were exchanged in a private placement purchase of 1,000 share of common stock and 1,200 warrants to purchase common stock (the "Securities") in National Association of Securities Dealers, Inc. The Securities are reported at cost which approximates fair value.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $25,640, which was $20,640 in excess of its net capital required of $5,000.

4. Related party transactions:

Administrative expenses

The Company has an agreement with a company under common control (the "affiliate") whereby the affiliate has agreed to pay certain operating expenses of the Company. Under the agreement the Company may, at its option, reimburse the affiliate for the operating expenses funded on the Company's behalf. In 2001, the Company made expense reimbursement payments to its affiliate totaling $81,952.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Net capital	
Total shareholder's equity qualified for net capital	$58,740
Deductions and/or charges:	
Non-allowable assets:	
Securities not readily marketable	33,100
Net capital before haircuts on securities position	25,640
Haircuts on securities	-
Net capital	$25,640
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Ratio aggregate indebtedness to net capital	0.00

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$25,640
Net audit adjustments	-
Net capital per above	$25,640

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).



KANTER TROY ORLEANS & WEXLER LLP

CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Chestnut Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Chestnut Securities, Inc., (the "Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governor of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kanter Troy Orleans & Wexler LLP

January 28, 2002

